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                                                                    EXHIBIT 99.9

                          INDEPENDENT EXPERT'S CONSENT

The Board of Directors
Acetex Corporation


We consent to the use of references to our firm in your Form 40-F and Annual Information Form dated March 29, 2004.

"Nexant CHEM SYSTEMS"
------------------------------------------
Nexant CHEM SYSTEMS

March 29, 2005